UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2009.

Commission File Number 0-26046

China Natural Resources, Inc.

(Translation of registrant's name into English)

Room 2205, 22/F, West Tower, Shun Tak Centre,

168-200 Connaught Road C., Sheung Wan, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files of will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F [X]   Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12b3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X].

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12b3-2(b): 82-_________.

Effective Date of Action by Written Consent of Members

As previously reported in the Company’s definitive information statement relating to its 2009 annual meeting of members, on November 9, 2009, Feishang Mining Holdings Limited, the holder of 13,480,593 common shares (constituting approximately 63.8% of the registrant’s outstanding common shares as of the November 5, 2009 record date), executed a written consent in lieu of meeting of members to (a) elect Lam Kwan Sing and Yip Wing Hang as Class II Directors for a term ending immediately following the registrant’s 2012 annual meeting of members, and (b) ratify the appointment of GHP Horwath, P.C. as the registrant’s independent registered public accounting firm for the year ending December 31, 2009.

The written consent in lieu of meeting of members provides that the actions taken will become effective not less than 20 days following the date that the Company’s definitive information statement is first disseminated to members.

This Current Report is filed to disclose that the actions taken by members on November 9, 2009 became effective on December 8, 2009. The date these actions became effective is also deemed to be the date of the Company’s 2009 annual meeting of members.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

CHINA NATURAL RESOURCES, INC.

Date:   December 10, 2009

By:	/s/ Li Feilie
Li Feilie
Chairman and Chief Executive Officer